NOL

RECEIVED
2009 FEB 10 P 12:05

09045294

SUPPL

4 February 2009

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement on a press release on APL and Port of Salalah Joint Venture Agreement. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
MAR 2 2009
THOMSON REUTERS

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(PR-Salalah) - 4Feb09.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	04-Feb-2009 19:06:18
Announcement No.	00087

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	APL and Port of Salalah Announce Joint Venture Agreement
Description	Please see the Company's press release (attached) on the above subject.
Attachments	Salalah.pdf Total size = **30K** (2048K size limit recommended)

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APL Port of Salalah

FOR IMMEDIATE RELEASE

APL and Port of Salalah Announce Joint Venture Agreement

Enhanced facility will be capable of handling latest generation of container vessels

Singapore, Salalah 4 February 2009: Container shipping leader APL and Port of Salalah have today announced the creation of a 50:50 joint venture to operate a new two-berth container terminal.

The JV will start operations in 2011, after completion of the planned expansion of the container terminal at the Port of Salalah, which is both the facility owner/operator and port authority.

The JV covers a 28-hectare deepsea facility that will have a total quay length of 700 metres and an annual capacity of 1.6 million TEU (twenty-foot equivalent unit). It will be capable of servicing container vessels of more than 10,000 TEU.

Commenting on the deal, Ron Widdows the Group CEO of APL's parent company Neptune Orient Lines (NOL), said: "The partnership with Port of Salalah is part of our long-term commitment to enhance our service to customers. Salalah's location on the southwest coast of Oman makes it one of the most ideal transshipment hubs connecting the East-West container routes to the fast-growing Middle East and South Asia regions."

The CEO of Port of Salalah, Martijn van de Linde said: "Having partnered with APL since 2003, we are pleased to announce a strengthening of our relationship and the execution of this joint venture agreement. This agreement ensures guaranteed access to capacity for APL in one of the world's most desirable locations for transshipment. For Port of Salalah it secures the customer base and related organic growth for the long term. Having a partner such as APL that shares our enthusiasm for the future of the port of Salalah is a positive thing for both companies as well as for the Dhofar region and the Sultanate of Oman as a whole."

APL Terminals President, Steve Schollaert, said: "This positive conclusion is the result of a real team effort between Port of Salalah and APL. Salalah will be a crucial addition to our global terminals network, which is key to ensuring we can provide high-quality container shipping services to our customers into the future."

Mr Widdows added: "This deal will enable us to acquire new business and complements the network of other arrangements we have in the Middle East region that are vital to our service capability, including into the Arabian Gulf."

The Port of Salalah began operations in 1998 and currently has six container berths, with a capacity of 4.5 million TEU.

Port of Salalah has a 30-year concession to operate the port and also acts as the Port Authority. APM Terminals owns 30% of Port of Salalah, with public and private Omani interests owning the balance.

The JV will invest in super post panamax cranes and other container handling equipment and systems.

The Salalah investment will be an important addition to APL's extensive global portfolio of terminals, which includes wholly owned terminals on the US West Coast (Los Angeles, Seattle, Oakland and Dutch Harbor), Japan (Kobe and Yokohama) and Taiwan (Kaohsiung), as well as joint venture interests in Thailand (Laem Chabang) and Vietnam (Ho Chi Minh City). APL is also part of the consortium that won in 2007 the concession to operate the first container terminal of Maasvlakte 2 in Rotterdam.

-ENDS-

About APL

APL is a global container shipping business offering more than 60 weekly services and nearly 300 calls at more than 90 ports in Asia, Europe, the Middle East and the Americas. It combines world-class intermodal operations with leading-edge IT and e-commerce. APL is a unit of Singapore-based Neptune Orient Lines (NOL), a global shipping, logistics and marine terminals company. APL Web site: www.apl.com

About Port of Salalah

The Port of Salalah is located in Southern Oman, on the Indian Ocean rim and right on the main shipping route between Asia and Europe. In 2008, the Port of Salalah handled more than 3 million TEU and in excess of 2.8 million tons bulk and general cargo at its terminals.

Port of Salalah offers its customer state of the art facilities including the latest crane and mooring technologies. Coupled with a highly motivated and service minded team, this world class port is ready to handle tomorrow's customer requirements.

The port is a joint venture between the Government of Oman, APM Terminals and other Omani investors. The port is managed and operated by APM Terminals. Port of Salalah website: www.salalahport.com

Media Enquiries:

APL
Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Port of Salalah
Jakob Tarnok Larsen
Telephone: +968 92 888 435
Jakob.larsen@salalahport.com

END